JPMORGAN TRUST I

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

December 13, 2019

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (the “Trust”)

File Nos. 333-103022; 811-21295

Post-Effective Amendment No. 596

Dear Ms. White:

This letter is in response to the comments you provided telephonically on December 9, 2019, with respect to the filing related to the launch of IM Shares of the JPMorgan 100% U.S. Treasury Securities Money Market Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

PROSPECTUS

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1.	Comment: Please update the series information on EDGAR with the Fund’s ticker symbol prior to the share class launch.

Response: The update will be made prior to the public offering of IM Shares of the Fund.

The Fund’s Main Investment Strategy

2.

Comment: Please reconcile the disclosure in the “The Fund’s Main Investment Strategy” section with the disclosures in the “Risk/Return Summary – The Fund’s Main Investment Risks – Government Securities Risk” and “More About the Fund – Investment Risks – Government Securities Risk” sections.

Response: We respectfully acknowledge your comment. As this filing only relates to the Fund’s new IM Share class, the Trust will consider the revision of the above-

referenced risk disclosures in the course of the Fund’s next annual update.

The Fund’s Management and Administration

3.

Comment: Please confirm the management fee for the Fund. The “Annual Fund Operating Expenses” table discloses a management fee rate of 0.08% while the table in the “The Fund’s Management and Administration” section of the prospectus discloses a rate of 0.07%.

Response: The Trust hereby confirms that the contractual management fee rate for the Fund is 0.08%, as noted in the “Annual Fund Operating Expenses” table. During the most recent fiscal year ended 2/28/19, the Fund’s adviser received an effective management fee of 0.07% (net of waivers) as is reflected in the “The Fund’s Management and Administration” section of the prospectus. Accordingly, no changes have been made in response to this comment.

How Your Account Works

4.

Comment: Please confirm supplementally that the minimum investment requirement referenced in the second paragraph under “How Your Account Works – Other Information Concerning the Fund” refers to the $50,000,000 minimum required investment stated earlier in the prospectus.

Response: The Trust hereby confirms that the minimum investment requirement referenced in the “How Your Account Works – Other Information Concerning the Fund” section refers to the $50,000,000 minimum investment requirement for IM Shares.

What the Terms Mean

5.	Comment: To the extent that any terms that are defined in the “What the Terms Mean” section do not appear elsewhere in the prospectus, please consider deleting them from this section.

Response: The requested change will be made.

6.	Comment: Please consider revising the definition of “Liquidity fees and redemption gates” to clarify the meaning.

Response: The Trust respectfully declines to make this change as the Trust believes that the definition is sufficient.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies

7.

Comment: The Staff notes the recitation of the Fund’s fundamental investment policies includes a statement that “as a matter of fundamental policy, notwithstanding any other investment policy or restriction, the Fund may seek to achieve its investment objective by investing all of its investable assets in another investment company having substantially the same investment objective and policies as the Fund.” Please confirm that this fundamental investment policy is in compliance with the terms and conditions of Section 12(d)(1) of the Investment Company Act of 1940, as amended (“1940 Act”) and include appropriate risk disclosure about duplication of expenses. Furthermore please reconcile this fundamental investment policy with the Fund’s non-fundamental investment policy (5) that provides that “[t]he Fund may invest up to 5% of its total assets in the securities of any one investment company, but may not own more than 3% of the securities of any one investment company or invest more than 10% of its total assets in the securities of other investment companies.”

Response: The Fund’s fundamental investment policy noted above is intended to allow the Fund to be organized under a master-feeder structure pursuant to Section 12(d)(1)(E) of the 1940 Act. The Fund does not currently take advantage of the Section 12(d)(1)(E) exception and is not organized under a master-feeder structure. To the extent that the Fund will invest in other underlying funds, it will do so in accordance with the limitations contained in Section 12(d)(1)(A) of the 1940 Act, as is described in the Fund’s non-fundamental investment policy (5).

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We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call me at (212) 648-0152.

Sincerely,

/s/ Anthony Geron

Anthony Geron

Assistant Secretary

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